June 8, 2009

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Rufus Decker, Accounting Branch Chief

Re:	Foster Wheeler AG
Form 10-K for the fiscal year ended December 26, 2008
Form 10-Q for the period ended March 31, 2009
File No. 1-31305

Dear Mr. Decker:

Set forth below are responses of Foster Wheeler AG (“Foster Wheeler”) to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 28, 2009 (the “Letter”).  For your convenience, this letter sets forth in italics each of the Staff’s comments before the responses thereto.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 26, 2008

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Response: Where appropriate, we have included our revised disclosures below as requested.  We will include such revisions in our future filings.

United States Securities and Exchange Commission
June 8, 2009

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Liquidity and Capital Resources, page 50

2.
We note your disclosure on page 98 that your senior credit agreement contains financial covenants requiring you not to exceed a total leverage ratio, which compares total indebtedness to EBITDA, and to maintain a minimum interest coverage ratio, which compares EBITDA to interest expense.  If it is reasonably likely that you will not be in compliance with any of your material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date.  This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts.  Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary.  See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response:  We believe that is highly unlikely that we will not be in compliance with our material debt covenants over the next 12 months given the substantial level of cushion between the required ratios/amounts and the actual ratios/amounts.  As such, we do not believe there is a compelling reason to disclose such information in our periodic filings at this time.  We will revise the applicable disclosure in future filings should circumstances warrant.

3.
Based on your disclosure on page 44, it appears that you adjust EBITDA for certain unusual and infrequent items specifically excluded in the terms of your current and prior senior credit agreements.  As such, please retitle what you currently call EBITDA.  One choice may be to call it adjusted EBITDA.  See Question 14 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response:  We do not adjust EBITDA as presented in our periodic filings for unusual and/or infrequent items.  As the Staff noted, we disclose, in compliance with paragraph (e)(1)(i)(D) of Item 10 of Regulation S-K, that EBITDA, after adjustment for certain unusual and infrequent items specifically excluded in the terms of our current and prior senior credit agreements, is used for certain covenants under our current and prior senior credit agreements.

In response to the Staff’s comment, in future filings, we will revise our disclosure of the use of EBITDA in certain of our covenants under our current and prior senior credit agreements as follows:

United States Securities and Exchange Commission
June 8, 2009

“~~EBITDA, after adjustment for certain unusual and infrequent items specifically excluded in the terms of our current and prior senior credit agreements, is used for certain covenants under our current and prior senior credit agreements.~~  Certain covenants under our current and prior senior credit agreements use an adjusted form of EBITDA such that in the covenant calculations the EBITDA as presented herein is adjusted for certain unusual and infrequent items specifically excluded in the terms of our current and prior senior credit agreements.”

Application of Critical Accounting Estimates, page 62

Goodwill and Intangible Assets, page 69

4.	In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill and intangible assets, please disclose the following in future filings:
•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;
•
A qualitative and quantitative description of the material assumptions used when evaluating goodwill and intangible assets for impairment and a sensitivity analysis of those assumptions based upon reasonably likely changes;

•	If applicable, how the assumptions and methodologies used for valuing goodwill and intangible assets in the current year have changed since the prior year highlighting the impact of any changes; and
•
We note your disclosure that impairment losses may be recorded in your Global Power Group’s European operations.  Please enhance your disclosure to further address the possible impairment of this reporting unit.  Discuss the assets that are at risk, the fair value compared to the carrying value of the reporting unit as of the most recent period, and management’s plans for dealing with the adverse effects of the current conditions and events.

Response:   In order to enhance our existing disclosure and in response to the Staff’s comments, in future filings, we will modify our disclosure as noted below.  We note for the Staff that the estimated fair value of our reporting units where goodwill exists is sufficiently in excess of the carrying value of those units such that sensitivity analysis on our key assumptions did not indicate any impairment.  In future filings, should the excess of fair value over carrying value significantly narrow, we will modify our disclosures to include additional qualitative and quantitative information about material assumptions used in evaluating impairment including a sensitivity analyses of those assumptions.

United States Securities and Exchange Commission
June 8, 2009

“At least annually, we evaluate goodwill for potential impairment, as prescribed by SFAS No. 142, “Goodwill and Other Intangible Assets.”  We test for impairment at the reporting unit level as defined in SFAS No. 142.  Our reporting units are defined as the components one level below our operating segments.  In accordance with SFAS No. 142, these components constitute businesses for which discrete financial information is available and segment management regularly reviews the operating results of those components.  Presently, goodwill exists in two of our reporting units ─ one within our Global Power Group operating segment and one within our Global E&C Group operating segment.

~~This~~ The goodwill impairment test is a two-step process.  The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill.  If the fair value, which is estimated based on future cash flows, exceeds the carrying amount, goodwill is not considered impaired.  If the carrying amount exceeds the fair value, the second step must be performed to measure the amount of the impairment loss, if any.  The second step compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill.  In the fourth quarter of each year, we evaluate goodwill at each reporting unit to assess recoverability, and impairments, if any, are recognized in earnings.  An impairment loss would be recognized in an amount equal to the excess of the carrying amount of the goodwill over the implied fair value of the goodwill.  SFAS No. 142 also requires that intangible assets with determinable useful lives be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

Consistent with prior years, we use a discounted cash flow model to estimate the fair value of our reporting units.  This model requires the use of significant estimates and assumptions regarding future revenues, costs, margins, capital expenditures, changes in working capital, terminal year growth rate and cost of capital.  Our cash flow models are based on our forecasted results for the applicable reporting units.  The models also assume a 3% growth rate in the terminal year.  Actual results could differ from our projections.

United States Securities and Exchange Commission
June 8, 2009

Goodwill of $50,900 and intangible assets of $12,300 relate to our Global Power Group’s European ~~operations~~ reporting unit, ~~that have~~ which has experienced a number of performance related issues in prior years; however, the performance of this reporting unit has improved in recent years.  Our calculation of the estimated fair value of the reporting unit was sufficiently in excess of its carrying value even after conducting various sensitivity analyses on key assumptions, such that no adjustment to the carrying value of goodwill was required.  However, should the performance of this unit deteriorate in the future, ~~it is possible that these amounts could become impaired requiring a write-down of the carrying values~~ its carrying value could exceed its fair value  in future periods, which could lead to an impairment of goodwill.  ~~In fiscal year 2008, the evaluation indicated that no adjustment to the carrying value of goodwill or intangible assets of our Global Power Group’s European operations was required.~~”

Income Taxes, page 70

5.
Please enhance your disclosure to discuss the positive and negative evidence you considered in reaching your conclusion that a valuation allowance was necessary for a significant portion of your deferred tax assets as of December 26, 2008.  Refer to paragraphs 20 to 25 of SFAS 109.

Response:  In order to enhance our existing disclosure and in response to the Staff’s comment, in future filings, we will modify our disclosure as follows:

“Deferred tax assets/liabilities are established for the difference between the financial reporting and income tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards.  ~~Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.~~  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

United States Securities and Exchange Commission
June 8, 2009

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.  In evaluating our ability to realize our deferred tax assets within the various tax jurisdictions in which they arise we consider all available positive and negative evidence, including scheduled reversals of taxable temporary differences, projected future taxable income, tax planning strategies and recent financial performance.  Projecting future taxable income requires significant assumptions about future operating results, as well as the timing and character of taxable income in numerous jurisdictions.  For statutory purposes, the majority of the deferred tax assets for which a valuation allowance is provided as of December 26, 2008 do not begin to expire until 2024 or later, based on the current tax laws.  We have a valuation allowance of $318,700 recorded as of December 26, 2008.”

Item 8 – Financial Statements and Supplementary Data, page 74

Note 11 – Preferred Shares, page 111

6.
We note that the preferred shares have the right to receive dividends and other distributions, including liquidating distributions, on an as-if-converted basis when and if declared and paid on common shares.  As such, please tell us what consideration you gave to including the preferred shares in your earnings per share computations.  Refer to SFAS 128 and EITF 03-6.

Response:  We issued the convertible preferred shares in connection with our equity-for-debt exchange program consummated in 2004.  As part of our regular financial statement closing process since such time, we consider the requirement in paragraph 61 of SFAS 128 and paragraph 21 of EITF 03-6 to apply the two-class method when computing basic earnings per share.  We note for the Staff that the application of the two-class method impacted our reported basic earnings per share in first and second quarters of 2005, which we disclosed in our related 10-Q filings.  However, the application of the two-class method has not impacted our basic earnings per share figures since the second quarter of 2005 due, in part, to the decreasing number of preferred shares outstanding resulting from the conversion of preferred shares into common shares.  As of March 31, 2009, no preferred shares remain outstanding.

United States Securities and Exchange Commission
June 8, 2009

Note 13 – Common Stock Purchase Warrants, page 115

7.
You disclose that in connection with the Redomestication and in accordance with the terms of your warrant agreement, you extended the expiration date of your Class A warrants from September 24, 2009 to October 2, 2009 as a result of the periods from January 27, 2009 until January 30, 2009 and February 3, 2009 until February 6, 2009 when the warrants were not exercisable.  Please tell us how you accounted for the extension of the expiration date of your warrants, as well as the fair values of the warrants before and after the extension.  Refer to paragraph 51 of SFAS 123(R).

Response:  We issued our Class A warrants in connection with the equity-for-debt exchange consummated in 2004.  We note that paragraph 51 of SFAS 123(R) requires that a modification of the terms or conditions of an equity award shall be treated as an exchange of the original award for a new award.  We considered the implication on the fair value of the warrants of the extension of the expiration date.  As of February 6, 2009, we calculated the fair value of the warrants as $17.89 per common issuable share before the extension and $17.90 per common issuable share after the extension.  We determined that the $0.01 difference per common issuable share on the approximately 607,536 common shares issuable under the outstanding Class A warrants on February 6, 2009, or $6,075.36 in the aggregate, was not material to these equity instruments or our consolidated financial statements.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

General

8.
Please help us understand how you have met the disclosure requirements set forth in paragraph 38(c) of ARB 51, as amended by SFAS 160.  Paragraph 5(d) of SFAS 160 requires this disclosure for each reporting period.  Refer also to Rule 3-04 of Regulation S-X.  Please advise or revise accordingly.

Response:  We note that paragraph 38(c) of ARB 51, as amended by SFAS 160, requires reconciliation at the beginning and the end of the period of the carrying amount of total equity, equity attributable to the parent and equity attributable to the noncontrolling interest.  Furthermore, we note that the reconciliation must separately disclose net income, transactions with owners acting in their capacity as owners, showing separately contributions from and distributions to owners, and each component of other comprehensive income.  We note for the Staff that we have disclosed this information for each reporting period in our consolidated statement of changes in equity, which appears on page 5 of our Form 10-Q for the quarterly period ended March 31, 2009.

United States Securities and Exchange Commission
June 8, 2009

*                      *                      *                      *

As requested, Foster Wheeler acknowledges the following:

•	Foster Wheeler is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Foster Wheeler may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust the foregoing is responsive to the comments posed in your Letter and am available at 908-730-4250 to discuss these matters with you at your convenience.  You may also contact Lisa Wood, Vice President and Controller, at 908-713-2801 to discuss these matters.

Very truly yours,

/s/ Franco Baseotto

Franco Baseotto
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Jeffrey Gordon, Staff Accountant, Securities and Exchange Commission
Jeanne Baker, Assistant Chief Accountant, Securities and Exchange Commission